NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on March 27, 2008, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on March 14, 2008 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. Pursuant to the offer to purchase and merger agreement between Quadra Realty Trust, Inc. and HRECC Sub Inc., a Maryland corporation ('Purchaser'), a wholly-owned Subsidiary of Hypo Real Estate Capital Corporation, a Wholly-Owned Subsidiary of Hypo Real Estate Bank International AG, a Wholly-Owned Subsidiary of Hypo Real Estate Bank Holding AG which became automatically effective at 4:01 P.M. on March 14, 2008, each outstanding share of Common Stock of Quadra Realty Trust, Inc. not previously tendered was converted into $10.6506 in cash, per share (without interest and less applicable withholding taxes), less the amount of any dividends declared and paid (other than the $0.3494 dividend described below) with respect to the shares on or between February 13, 2008 (the date of this Offer) and the Acceptance Date. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on March 17, 2008.